

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2015

Robert Rothenberg
Chief Executive Officer
OSL Holdings, Inc.
81 Big Oak Road, Suite 116
Yardley, PA 19067

   Re: OSL Holdings, Inc.
     Information Statement on Schedule 14C
     Filed July 23, 2015
     File No. 001-32658

Dear Mr. Rothenberg:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Celeste M. Murphy for

         Larry Spirgel
         Assistant Director
         AD Office 11 – Telecommunications

cc: Thomas D'Orazio
   Vice President, Corporate Controller

   Lawrence Metelitsa, Esq.
   Lucosky Brookman LLP